UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

April 26, 2004

SCITEX CORORATION LTD.
(Translation of Registrant’s Name into English)

3 Azrieli Center, Triangular Tower, Tel Aviv 67023, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes ☐ No ☒

Attached to the Registrant’s Form 6-K, and incorporated by reference herein, is the Registrant’s Press Release dated April 25, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCITEX CORPORATION LTD. (Registrant) BY: /S/ Yahel Shachar —————————————— Yahel Shachar Chief Financial Officer

Dated: Monday, April 26, 2004

NEWS

FOR IMMEDIATE RELEASE

Scitex’s Shareholders Approve
Cash Distribution and Self Tender Offer

Tel Aviv, Israel – April 25, 2004. Scitex Corporation Ltd. (NASDAQ & TASE: SCIX) announced that at its shareholder meeting held today, shareholders approved the Company’s proposed distribution of up to $2.00 per share in cash to the shareholders and the repurchase of a portion of the Company’s outstanding ordinary shares for aggregate consideration of up to $32 million by means of a self tender offer. Shareholders also approved the election of Mr. Nachum Shamir to Scitex’s board of directors as well as other proposals on the meeting agenda.

Scitex also recently obtained the approval of the Tel Aviv District Court for the cash distribution and self tender offer. The cash distribution and self tender offer are subject to satisfaction of all remaining conditions, including the determination of the withholding tax rates applicable to these transactions. Subject to satisfaction of the remaining conditions, Scitex expects to complete the cash distribution and the self tender offer in the next few months.

This is not an offer to buy or the solicitation of an offer to sell any ordinary shares. The possible tender offer that is described in this press release has not yet commenced. Once a tender offer commences, Scitex will file a tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) with the Securities and Exchange Commission (SEC) and the Israeli Securities Authority (ISA). Shareholders should read the tender offer statement when it becomes available because it will contain important information about the offer. The tender offer statements and other filed documents will be available at no charge on the SEC’s website at http://www.sec.gov and on the ISA’s website at http://www.magna.isa.gov.il, and will also be made available without charge to all shareholders by contacting Scitex’s corporate secretary at 972-3-6075855. Shareholders are urged to read these materials carefully before making any decision with respect to any tender offer.

Scitex Corporation Ltd.

Scitex shares trade on Nasdaq and The Tel Aviv Stock Exchange under the symbol “SCIX”. For more information, please visit our Web site at www.scitex.com.

Forward Looking Statements

Except for the historical information herein, the matters discussed in this news release include forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements that are based on various assumptions (some of which are beyond the Company’s control) may be identified by the use of forward-looking terminology, such as “may”, “can be”, “will”, “expects”, “anticipates”, “intends”, “believes”, “projects”, “potential”, “are optimistic”, “view” and similar words and phrases. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including, but not limited to, (1) risks in product and technology development, (2) market acceptance of new products and continuing product demand, (3) the impact of competitive products and pricing, (4) changes in domestic and foreign economic and market conditions, (5) timely development and release of new products by strategic suppliers, (6) the impact of the Company’s accounting policies, (7) risks relating to the integration of new businesses, (8) uncertainty of outcome of shareholders litigation, (9) uncertainty as to the completion or timing of the contemplated cash distribution and self tender offer and (10) the other risk factors detailed in the Company’s most recent annual report and other filings with the US Securities and Exchange Commission. Except as may be required by law, the Company does not undertake, and specifically disclaims, any obligation to publicly release the results of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such forward-looking statements.

Scitex and the Scitex logo are registered trademarks and registered service marks of Scitex Corporation Ltd.

Contacts

Scitex Corporation Ltd.
Yahel Shachar
Chief Financial Officer
Tel:	+972 3 607-5855
Fax:	+972 3 607-5884
E-mail:	yahel.shachar@scitex.co.il